UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Rubicon Technologies, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

78112J109
(CUSIP Number)

August 5, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.78112J109

1
Names of Reporting Persons

ACM ASOF VIII Secondary-C LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  3,186,094

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  3,186,094

9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,186,094

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

6.9%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.78112J109

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  288,739

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  288,739

9
Aggregate Amount Beneficially Owned by Each Reporting Person

288,739

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.6%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.78112J109

1
Names of Reporting Persons

ACM Alameda Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  507,783

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  507,783

9
Aggregate Amount Beneficially Owned by Each Reporting Person

507,783

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.1%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.78112J109

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  50,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  50,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

50,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

0.1%
12
Type of Reporting Person (See Instructions)

PN



CUSIP No.78112J109

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  4,032,616

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  4,032,616

9
Aggregate Amount Beneficially Owned by Each Reporting Person

4,032,616

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

8.7%

12
Type of Reporting Person (See Instructions)

IA, PN



Item 1(a).	Name of Issuer:

       Rubicon Technologies, Inc.

Item 1(b).	Address of Issuers Principal Executive Offices:

       100 W Main Street, Suite 610, Lexington, Kentucky 40507.

Item 2(a).	Name of Person Filing:

       This Statement is filed on behalf of the following persons
       (collectively, the Reporting Persons):

i.	ACM ASOF VIII Secondary-C LP (ASOF);
ii.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
iii.	ACM Alameda Special Purpose Investment Fund II LP (Alameda);
iv.	ACM Alamosa (Cayman) Holdco LP (Alamosa); and
v.	Atalaya Capital Management LP (ACM).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of the Reporting Persons is One Rockefeller Plaza, 32nd Floor, New York, New York 10020.

Item 2(c).	Citizenship:

       Each of ASOF, Alameda and Alamosa is a Cayman Islands limited partnership. Each of ASPIF II and ACM is a Delaware limited partnership.

Item 2(d).	Title and Class of Securities:

       Class A common stock, par value $0.0001 per share (the Shares).

Item 2(e).	CUSIP Number:

       78112J109

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

       As of the date hereof, ACM may be deemed the beneficial owner of 4,032,616 Shares, which amount includes (i) 3,186,094 Shares held of record by ASOF, (ii) 288,739 Shares held of record by ASPIF II, (iii) 507,783 Shares held of record by Alameda and (iv) 50,000 Shares underlying warrants exercisable within 60 days held of record by Alamosa.

Item 4(b).	Percent of Class:

       As of the date hereof, ACM may be deemed the beneficial owner of approximately 8.7% of Shares outstanding, which amount includes (i) 6.9% of Shares outstanding held of record by ASOF, (ii) 0.6% of Shares outstanding held of record by ASPIF II, (iii) 1.1% of Shares outstanding held of record by Alameda and (iv) 0.1% of Shares outstanding underlying warrants exercisable within 60 days held of record by Alamosa. These percentages are based on 46,350,005 Shares outstanding, which amount includes 46,300,005 Shares as reported in the Issuers Form 8-A filed with the Securities and Exchange Commission on August 15, 2022 and 50,000 Shares underlying warrants exercisable within 60 days held of record by Alamosa.

Item 4(c).	Number of shares as to which such person has:

ASOF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  3,186,094
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  3,186,094

ASPIF II:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  288,739
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  288,739

Alameda:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  507,783
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 507,783

Alamosa:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  50,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 50,000

ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  4,032,616
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  4,032,616

	The Shares are directly held by ASOF, ASPIF II, Alameda and Alamosa. As ASOF, ASPIF II, Alameda and Alamosa's investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASOF, ASPIF II, Alameda and Alamosa, and as a result, may be deemed to beneficially own the securities held by each of ASOF, ASPIF II, Alameda and Alamosa. This report shall not be deemed an admission that ACM, ASPIF II, ASOF, Alameda, Alamosa or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

       This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

       This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

       This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

       This Item 8 is not applicable.

Item 9.		Notice of Dissolution of Group.

       This Item 9 is not applicable.

Item 10.	Certifications.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACM ASOF VIII Secondary-C LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


August 16, 2022

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex. No.		Description
99              Joint Filing Agreement


       JOINT FILING AGREEMENT
       The undersigned hereby agree that the statement on Schedule 13G with respect to shares of Class A common stock of Rubicon Technologies, Inc, filed August 16, 2022 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


ACM ASOF VIII Secondary-C LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alameda Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


ACM Alamosa (Cayman) Holdco LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory

August 16, 2022